Wessanen

fax message

03 DEC -5 AM 7:21

Corporate Communications

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	4

SUPPL

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date December 1, 2003

Subject Press Release Koninklijke Wessanen nv – (ID #82-1306)

ID #82-1306

03037968

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dlw 12/8

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

Amstelveen, December 1, 2003
(8.30 a.m.)

Wessanen: strengthening natural and specialty foods activities in Belgium and the Netherlands

The Executive Board of Koninklijke Wessanen nv announces its intention to take a number of operational and structural measures within Tree of Life Europe to strengthen marketing power, further improve efficiency and reduce costs. These measures, which are part of Operation Phoenix, could result in the reduction of 35-55 positions in Belgium and approximately 40 positions in the Netherlands.

Combining distribution to extend product portfolio and improve efficiency

In Belgium and the Netherlands, distribution activities and product portfolios for the specialized stores are intended to be aligned, creating a broader range of product offerings and maximizing added value distribution services to the shops. To achieve this, Wessanen is looking into the possibility to concentrate distribution activities of Hagor (Lubbeek) and Bioservice (Maldegem) at one location in Belgium. This Belgian cross-docking center would service Belgian specialized stores from the Dutch warehouse of Natudis in Harderwijk. In Harderwijk, product portfolios of Natudis, Hagor and Bioservice are intended to be combined, thus creating a broader offer of natural foods to both Dutch and Belgian specialized stores.

Distribution to the Dutch and Belgian retail and out-of-home channel is intended to be contracted to a third party. This would implicate outsourcing Boas' warehouse activities in Zoetermeer, the Netherlands, and the Distriborg Belgium warehouse in Wauthier-Braine.

Bundling front offices to increase marketing power

Front offices of Hagor, Bioservice and Distriborg Belgium are intended to be bundled at one location in Belgium, leveraging product knowledge and marketing services to the Belgian customers. At Boas, front office activities are intended to be realigned to lower the cost base and improve marketing effectiveness and category management for the Dutch retail and out-of-home channel.

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 20 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet www.wessanen.com

Wessanen will adhere to the applicable labor legislation. Employees and relevant authorities have been informed about these intentions.

Executive Board
Koninklijke Wessanen nv

For more information
Should you have any questions, please contact Aletta van Stee, Communications Manager; phone +31 (0)20 547 94 51; e-mail a.vanstee@wessanen-hq.com.

Company profile
Koninklijke Wessanen nv is a multinational food group, based in the Netherlands, operating in the European and North American markets. The company markets, distributes and produces wellness consumer products that are natural, healthy, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our businesses.

Tree of Life Europe runs operations in seven Western European countries. The group's core business is niche products in the market for healthy, natural foods and specialties. Main brands of the group are Bjorg, Gayelord Hauser, Kallo, Tartex and Zonnatura. Tree of Life Europe operates as one team, in which optimal use is made of the specific competencies of each company.

Wessanen

OPERATION PHOENIX

OPERATION PHOENIX

ANNOUNCEMENTS

December 1, 2003	**Strengthening natural & specialty foods activities in Belgium and the Netherlands**
November 21, 2003	Launch 'Build on the Roots' recovery program Tree of Life North America: focus on core competencies; alteration organizational structure and goverance.
October 29, 2003	Tree of Life NA and Wild Oats mutually agree to terminate current distribution agreement.
October 14, 2003	Streamlining Cereals activities: integration Dailycer Tilburg and Delicia (the Netherlands); transfer production wheat flakes from Deeside (UK) to Telford (UK) and Faverolles (France).
October 14, 2003	Adjustment management structure; activities Tree of Life Europe management team to be discontinued.
October 2, 2003	Consolidation Belgian production for Convenience Food Group into Bocholt (Belgium) plant.
September 18, 2003	Global procurement project announced in close co-operation with Boston Consulting Group.
September 16, 2003	Closure American Beverage Corporation Production plant in Casa Grande, Arizona, USA.
August 27, 2003	Launch Operation Phoenix; expected annual cost savings of EUR 100 million by 2004 year-end, to be partly reinvested in initiatives for further growth.

Wessanen

fax message

03 DEC -5 AM 7:21

Corporate Communications

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	4

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date December 3, 2003

Subject Press Release Koninklijke Wessanen nv – (ID #82-1306)

ID #82-1306

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

Amstelveen, December 3, 2003
(08:00 a.m.)

Wessanen adds Premium Taste to current focus on Health foods

- **New strategy creates more value than splitting up or selling the company**
- **New strategy adds 'Premium Taste' category to current focus on 'Health' foods**
- **Value creation based on differentiating capabilities in category management, branding and transatlantic alignment**
- **Branded portfolio targeted to become 50% of total as of 2007**
- **Total sales Wessanen in 2007 projected to be around EUR 3.5 billion; EBITA between EUR 230-260 million**

Topics General Meeting of Shareholders

During today's General Meeting of Shareholders of Koninklijke Wessanen nv the following three subjects will be discussed: outline of the corporate strategy, appointment of a new member of the Executive Board and current state of affairs.

Outline of the corporate strategy

As promised at the publication of Wessanen's half-year results in August of this year, all options with regard to Wessanen's future have been thoroughly reviewed over the past months. At today's Shareholders' Meeting the company's future strategy will be presented to and discussed with its shareholders.

Breaking up will not create maximum value

First of all, an analysis was made of the current situation and valuation of the company as a whole and in parts. The analysis indicated that the current valuation is mainly determined by the performance of Wessanen's biggest division – Tree of Life North America – which has been experiencing difficulties and is currently being reorganized. Furthermore, the impact of Operation Phoenix is not yet fully valued and synergies from previous acquisitions are not yet fully captured. Based upon these facts it was concluded that selling parts of the company or the company as a whole at this point in time will not capture the full value for our shareholders.

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 95 01
Email corporate.communications@wessanen-hq.com • Internet www.wessanen.com

Wessanen

From 'wellness' to 'authenticity'

Wessanen's present wellness strategy with a clear emphasis on 'Health' is focused on an interesting growth market, but vulnerable given the scattered industry structure. Therefore, a second strategic pillar is needed that is logically related to the current focus and delivers additional growth opportunities. Based on the profile of the so-called 'Conscious Consumer' two related key fields of interest in the food industry are identified and chosen as the strategic focus going forward: 'Health' and 'Premium Taste', the common denominator being 'Authenticity'.

Based on our differentiating capabilities in category management, branding and our transatlantic presence, five sources of value creation have been defined.

- Building brand equity to secure a sustainable position at consumer and trade level;
- Leveraging our transatlantic presence and building on our category channel management expertise to expand our market presence;
- Optimizing our supply chain scale to improve cost base and guarantee product authenticity;
- Expanding the Health and Premium Taste categories in retail to secure growth;
- Supporting the professionalization of the specialized store channel to secure its role and remain competitive.

Wessanen's distribution capabilities will support our brands and vendor business for channels where this truly differentiates and is a competitive edge.

The new strategy can be summarized as follows:
Wessanen will be the Leading Transatlantic Company for Branded Authentic Health and Premium Taste Foods.

Balancing the business

Following these strategic choices, Wessanen's business portfolio will reflect a greater focus on branding (50% branded business in 2007) and a better geographic split between the US and Europe. Potential acquisitions will need to strengthen our competencies in Health food and broaden our portfolio of Premium Taste food. Wessanen's private label activities will be continued only if they are relevant to the core business focus.

Both in the US and in Europe, in 2004 the Wessanen organization and governance model will be aligned with the new strategy. Wessanen will continuously focus on cost improvement and operational excellence by implementing a cost-conscious management culture and business process oriented structures.

Wessanen

Concrete objectives for 2007

Wessanen's distribution activities will focus on profitability improvement, aiming at an EBITA level of around 4%. Wessanen's branded businesses are expected to be showing an autonomous growth of 5-7% annually, lead by a selection of 'leading brands'. Costs for advertising and promotion will increase to benchmark level. EBITA level should increase to 10-12%. Gradually in time (as of 2005), acquisitions and/or alliances of approximately EUR 900 million are required. Wessanen's total sales are expected to grow to EUR 3.5 billion in 2007, against an EBITA of between EUR 230-260 million.

Appointment of a new Executive Board member

Following the announcement of November 17, the Supervisory Board today proposes to appoint Niels Onkenhout (42) as a fourth member of the Executive Board, who will become responsible for all European activities.

Supervisory Board
Koninklijke Wessanen nv

For more information, please contact Aletta van Stee, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.vanstee@wessanen-hq.com.

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Wessanen

03 DEC -5 AM 7:21

fax message

Corporate Communications

SUPPL

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	2

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date	December 4, 2003
Subject	Press Release Koninklijke Wessanen nv – (ID #82-1306)

ID #82-1306

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

Amstelveen, December 4, 2003
(3.30 p.m.)

Niels Onkenhout new Executive Board member Wessanen

The Supervisory Board of Koninklijke Wessanen nv announces that the General Meeting of Shareholders, held on December 3, 2003, has approved the nomination of Niels Onkenhout as member of the Executive Board. As per today, the Executive Board of Wessanen will consist of Ad Veenhof (chairman), Koos Kramer (CFO), Niels Onkenhout (European activities) and – until a successor has been found – Rick Thorne (North American activities).

During the same meeting, Wessanen presented its new corporate strategy, aimed at the highly attractive growth markets of Health and Premium Taste foods. Wessanen's future business portfolio will reflect a greater focus on branding (50% branded business as of 2007) and a better geographic split between the United States and Europe. Potential acquisitions will need to strengthen our competencies in Health foods and broaden our portfolio in Premium Taste foods. Wessanen's private label business will be continued only if they are relevant to the core business focus. Wessanen's total sales are expected to grow to EUR 3.5 billion in 2007, against an EBITA of between EUR 230 and 260 million.

Supervisory Board
Koninklijke Wessanen nv

For more information please contact Aletta van Stee, Communications Manager; phone +31 (0) 20 547 94 51; e-mail a.vanstee@wessanen-hq.com. More background information about Wessanen's strategy can be found on our corporate website: www.wessanen.com.